

PACIFIC SOUL INC

Financial Statements 2024

Unaudited

1. Balance Sheet

As of December 31, 2024

ASSETS		2024
CURRENT ASSETS		
Cash	$	1,201.00
Accounts Receivable		
Inventory		
Prepaid Expenses		
Short-Term Investments		
Total Current Assets	$	1,201.00
FIXED (LONG-TERM) ASSETS		
Long-Term Investments		
Property, Plant, and Equipment		
(Less Accumulated Depreciation)		
Intangible Assets		
Total Fixed Assets	$	-
OTHER ASSETS		
Deferred Income Tax		
Other		
Other		
Total Other Assets	$	-
TOTAL ASSETS	$	1,201.00

LIABILITIES AND SHAREHOLDER'S EQUITY		2024
CURRENT LIABILITIES		
Accounts Payable		
Short-Term Loans		
Income Taxes Payable		
Accrued Salaries and Wages		
Unearned Revenue		
Current Portion of Long-Term Debt		
Total Current Liabilities	$	-
LONG-TERM LIABILITIES		
Long-Term Debt		
Deferred Income Tax		
Other		
Total Long-Term Liabilities	$	-
SHAREHOLDER'S EQUITY		
Common Stock (1,000 shares at $1.00 par)	$	1,000.00
Additional Paid-In Capital (APIC)	$	5,800.00
Retained Earnings	$	(5,599.00)
Other		
Total Shareholder's Equity	$	1,201.00
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$	1,201.00

2. Income Statement

For the year ended December 31, 2024

REVENUE		2024
Sales	$	-
TOTAL REVENUE	**$**	**-**

OPERATING EXPENSES		2024
General & Administrative	$	2,000.00
Marketing & Brand Development	$	1,300.00
Research & Development	$	2,299.00
TOTAL OPERATING EXPENSES	**$**	**5,599.00**
OPERATING PROFIT (LOSS)	**$**	**(5,599.00)**
Interest Income	$	-
Other Income	$	-
PROFIT (LOSS) BEFORE TAXES	**$**	**(5,599.00)**
Less: Tax Expense	$	-
NET PROFIT (LOSS)	**$**	**(5,599.00)**

3. Statement of Cash Flows

For the year ended December 31, 2024

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Loss	$	(5,599.00)
Adjustments to reconcile net loss to cash used in operating activities		
Changes in working capital	$	-
NET CASH USED IN OPERATING ACTIVITIES	**$**	**(5,599.00)**

CASH FLOWS FROM INVESTING ACTIVITIES		
Purchases of property, plant & equipment	$	-
Purchases of intangible assets	$	-
NET CASH USED IN INVESTING ACTIVITIES	**$**	**-**

CASH FLOWS FROM FINANCING ACTIVITIES		
Owner's Contributions (equity)	$	6,800.00
NET CASH PROVIDED BY INVESTING ACTIVITIES	**$**	**6,800.00**

NET CHANGE IN CASH		
Increase in Cash	$	1,201.00
Cash at Beginning of Year	$	-
Cash at End of Year	$	1,201.00

4. Statement of Shareholders' Equity

For the year ended December 31, 2024

Account	Common Stock (a)	Additional Paid-In Capital	Retained Earnings (Deficit)	Total Equity
Beginning Balance (Apr 23, 2024)	$ -	$ -	$ -	$ -
Founder Contributions	$ 1,000.00	$ 5,800.00	$ -	$ -
Net Loss	$ -	$ -	$ (5,599.00)	$ (5,599.00)
Ending Balance (Dec 31,2024)	$ 1,000.00	$ 5,800.00	$ (5,599.00)	$ 1,201.00

(a) 1000 shares issued and outstanding, $1 par

5. Notes to Financial Statements

Pacific Soul Inc.
For the year ended December 31, 2024

5.1. Nature of Operations and Basis of Presentation

Pacific Soul Inc. ("the Company") was incorporated in April 2024 in the State of Texas. In 2025, the Company relocated its headquarters to the State of Florida, where it is currently based. The Company is a startup focused on developing and marketing naturally functional food products based on Colombian freeze-dried superfruits, with a mission to create products that support consumer wellness. During 2024, activities were primarily related to research and product development, market analysis, and brand development.

The financial statements have been prepared on the accrual basis of accounting in accordance with U.S. Generally Accepted Accounting Principles (U.S. GAAP). All amounts are expressed in U.S. dollars.

5.2. Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses during the reporting period. Actual results could differ from those estimates.

5.3. Capitalization and Founder Contributions

In March 2024, the Company was capitalized through the contribution of $6,800 in cash by its two founders. In exchange, 1,000 shares of Class A common stock were issued at a par value of $1.00 per share. The difference between the cash contributed and the par value of the shares, totaling $5,800, was recorded as Additional Paid-In Capital. No compensation was paid or accrued for the founders' time and services during the period.

5.4. Related Party Transactions

All expenses incurred during the year ended December 31, 2024 were for legitimate business purposes, including research and development, accounting, and marketing. No related party transactions, loans, or expense reimbursements to the founders occurred during the reporting period.

5.5. Commitments and Contingencies

As of December 31, 2024, the Company had no debt, lease commitments, legal proceedings, or other material contingencies requiring disclosure.

5.6. Subsequent Events

The Company was treated as an S-Corporation for tax purposes for the period ended December 31, 2024. In August 2025, the Company filed to revoke its S-Corporation status and convert to a C-Corporation, which will affect its tax treatment in future periods. Management has evaluated subsequent events through 09/19/2025.

5.7. Going Concern

The Company incurred a net loss of $5,599 during the year ended December 31, 2024 and expects to continue to incur operating losses in the near term as it develops its products and prepares for launch. While management anticipates the need for additional financing to support growth beyond 2025, the Company had sufficient resources at year-end to continue planned operations into the following year. Management intends to raise capital through equity financing, including a Regulation Crowdfunding campaign, to support operations and expansion.